NLS Pharmaceutics Ltd.

The Circle 6

8058 Zurich, Switzerland

June 23, 2025

Via EDGAR

Eric Atallah

Angela Connell

Doris Stacey Gama

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	NLS Pharmaceutics Ltd. (the “Company,” “we,” “our” and similar terminology) Amendment No. 3 to Registration Statement on Form F-4 Filed June 9, 2025 File No. 333-284075

Ladies and Gentleman:

The purpose of this letter is to respond to the comment letter of June 18, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 3 to the Registration Statement on Form F-3. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment No. 4”).

Page references in our responses are to Amendment No. 4. Unless otherwise stated, any defined terms in Amendment No. 4 apply within this letter.

Amendment No. 3 to Registration Statement on Form F-4 submitted June 9, 2025

Kadimastem Business

Kadimastem Overview, page 199

1.	We note your reference to NCT0348205010. To the extent this is intended to be a reference to NCT03482050, please revise your disclosure accordingly. Alternatively, please advise.

We further note your statements that transplantation of AstroRx cells enhances treatment and slows disease progression. Please revise to clarify, if true, that there was no placebo component in the trial in which AstroRx was evaluated, that the trial was not designed to evaluate efficacy and that it is possible that effects observed in this trial will not be demonstrated in larger clinical trials in the future.

Response: In response to the Staff’s comment, we have revised the disclosure on page 199 of Amendment No. 4 to remove the statements referred to above regarding transplantation of AstroRx cells.

Encap-IsletRx, page 211

2.	We note your response to prior comment 3 and reissue. Given that you have yet to conduct studies demonstrating the efficacy of this product candidate and delivery strategy, please remove references to “efficacy” in the title of your figure on page 212 labeled “Encap-IsletRx Preclinical Efficacy.”

Response: In response to the Staff’s comment, we have removed references to “efficacy” in the title of our figure previously on page 212 to now be labeled “Encap-IsletRx Preclinical Function” on page 211 of Amendment No. 4.

Key Commercial Agreements, page 212

3.	We note Kadimastem entered into a collaboration agreement with Pluri, Inc. for clinical manufacturing of Kadimastem’s product. Please expand the discussion to describe all material terms of the agreement, including a description of each party’s rights and obligations and a summary of the term and termination provisions.

Response: In response to the Staff’s comment, we have revised the disclosure discussing Kadimastem’s collaboration agreement with Pluri, Inc. on page 215 of Amendment No. 4.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 - Pro Forma Adjustments, page 268

4.	Refer to adjustment (O). We note that you have a pro forma adjustment for approximately $15.5 million for “Intangible assets – primarily implied R&D.” Please explain what you mean by implied R&D and explain how the value was determined. Cite any authoritative literature upon which you relied.

Response: In response to the Staff’s comment, the description in both the pro forma balance sheet and related footnote has been updated to read: “Intangible assets – In-Process R&D and Goodwill” to reflect the preliminary nature of the estimate and to enhance clarity.

The preliminary allocation of the purchase price in the unaudited pro forma condensed combined financial statements reflects management’s current estimates based on information available to date. A significant portion of the total consideration has been preliminarily allocated to in-process research and development (“IPR&D”) and goodwill, in accordance with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, which requires recognition of identifiable intangible assets and goodwill at their acquisition-date fair values.

The reference to “Implied R&D” in Adjustment (O) reflects the portion of the total consideration preliminarily allocated to identifiable intangible assets associated with IPR&D. Under IFRS 3 (paragraphs 10–13), intangible assets acquired in a business combination—including development-stage R&D projects—must be recognized separately from goodwill if they meet the definition of an intangible asset and are identifiable. This applies regardless of whether the acquiree has previously capitalized such expenditures or whether the assets have alternative future use. Subsequent accounting for such assets is governed by International Accounting Standards (“IAS”) 38, Intangible Assets, which permits capitalization only if the relevant recognition criteria are met post-acquisition.

The Company’s preliminary allocation of the purchase prices was as follows:

Amount
Purchase price consideration	$19,450,683
Total consideration	$19,450,683
Assets acquired:
Cash	$4,219,094
Prepayments and other current assets	560,157
Property and equipment	7,290
Intangible assets-primarily In-process R&D (IPR&D) & Goodwill	15,490,906
Total assets acquired	20,277,447

Liabilities assumed:
Accounts payable and accrued liabilities and other	$826,764
Total liabilities assumed	826,764
Estimated fair value of net assets acquired	$19,450,683

As part of the analysis to determine whether the transaction represents the acquisition of a business under IFRS 3, Business Combinations, management considered the following factors:

a)	The acquisition of the DOXA program, an active IPR&D platform with multiple potential commercial applications across various disease areas, which is expected to generate future economic benefits. The program is supported by a robust patent portfolio based on the Oroxin-1 and Oroxin-2 compounds;

b)	The retention of key personnel post-transaction, including the current Chief Scientific Officer (CSO), who will continue leading the DOXA program as Head of DOXA, and the current Chief Executive Officer (CEO), who will remain involved as a director, overseeing the Contingent Value Rights (CVR) efforts and assisting with the development of the DOXA program;

c)	The existence of an organized workforce and ongoing preclinical development activities led by the CEO and CSO, supported by a network of independent Contract Research Organizations (CROs) conducting trials in France, with operations expected to continue post-merger; and

d)	The reference to comparable transactions involving early-stage biotechnology R&D assets—such as those by Harmony Biosciences, Jazz Pharmaceuticals, and Sumitomo Pharma—that were accounted for as business combinations and have led to successful commercialization of similar assets.

Further, minimal value has been assigned to non-core legacy R&D assets subject to the CVR agreement, as previously discussed in our correspondence with the Staff dated June 9, 2025. These assets are not intended to be integrated into the combined company’s operations. If a sale is not achieved, the Company does not intend to pursue further internal development. Due to the uncertainty surrounding any future sale and the remote likelihood of contingent proceeds, these assets and any related potential distributions have not been included in the preliminary purchase price allocation.

As a formal third-party valuation has not yet been completed, the preliminary estimate of $15.5 million was derived from management’s assessment of currently available information. Upon finalization of the purchase price allocation, any portion of the consideration not attributable to identifiable net assets—including IPR&D—will be allocated to goodwill in accordance with IFRS 3 (paragraphs 32–34). For purposes of this pro forma presentation, the Company has aggregated indefinite-lived intangible assets, and goodwill as distinguishing between them does not impact the current presentation.

5.	As a related matter, we note on the face of your pro forma balance sheet this adjustment has been referred to as goodwill rather than Intangible assets – primarily implied R&D. Please advise us or revise your filing accordingly.

Response: In response to the Staff’s comment, we have revised the presentation of the pro forma balance to be consistent with related footnote and the above noted changes to both to read: “Intangible assets- In-Process R&D and Goodwill.”

If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

NLS Pharmaceutics LTD.

By:	/s/ Alexander Zwyer
Chief Executive Officer

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